United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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Aracruz to acquire Boise Cascade do Brasil Ltda

Investment speeds up the process of purchasing land and establishing forests, while reducing the Guaíba II project’s forest expenditure

(São Paulo, July 1st, 2008) - Aracruz Celulose S.A. (NYSE: ARA), the world’s largest producer of eucalyptus pulp, hereby announces that today, the Board of Directors authorized the company’s purchase of the local operations of Boise Cascade do Brasil Ltda., for the sum of US$ 47.1 million. This acquisition comprises 15,400 hectares of licensed areas of land, of which 10,200 hectares is planted with eucalyptus, together with a rolling mill, other buildings, machinery and equipment. The purpose of this acquisition is to meet the need to enlarge the company’s forest base in connection with the Guaíba unit’s expansion project.

The funding of this acquisition are included in the total forest investment approved by the Board of Directors. The average distance from the forest to the mill is 82 km, which is less than the average, of 120 km, that had been expected for the total forest base to supply the Guaíba unit once the project has been inaugurated.

ACCESS THE WEBSITE - Further information about Aracruz’ expansion projects can be found at the following address: http://www.aracruz.com.br/projetosdeexpansao/?lang=en

For further information, please contact our Investor Relations Department:

Phone: (55-11) 3301 4131 Fax: (55-11) 3301 4274 E-mail: invest@aracruz.com.br

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1st, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer